Exhibit 21.1

Subsidiaries of the Registrant

The following sets forth the Registrant’s subsidiaries:

Country	Subsidiary
England	Imprivata UK Limited
United States	Imprivata International, Inc., a Delaware corporation
United States	Imprivata Securities Corporation, a Massachusetts corporation